Mail Stop 3561


									October 7, 2005




Mrs. Celia B. Page
Vice President, Chief Financial Officer
Cap Rock Energy Corporation
500 West Wall Street, Suite 400
Midland, Texas 79701


	RE:	Cap Rock Energy Corporation
			Form 8-K filed August 30, 2005
		File No.  0-32667


Dear Mrs. Page:

      We have reviewed your filings and have the following comment.
We may ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please tell us in detail the particular issue you identified that resulted in the subsidiary no longer being exempt for both financial and tax reporting purposes.

      As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comment after reviewing your amendment and responses to our comment.

If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.

									Sincerely,



									Anthony Watson

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Mrs. Celia B. Page
Cap Rock Energy Corporation
October 7, 2005
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